[LETTERHEAD GRAPHIC OMITTED]

April 27, 2006
                                                    Ranga Nutakki
                                                    Direct Phone: (612) 672-8311
                                                    Direct Fax: (612) 642-8311
                                                    Ranga.Nutakki@maslon.com

VIA FACSIMILE AND U.S. FIRST CLASS MAIL

Tangela Richter, Branch Chief
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:   El Capitan Precious Metals, Inc.
      Registration Statement on Form S-3
      Filed January 30, 2006
      File No. 333-131370

      Form 10-KSB for the fiscal year ended September 30, 2005 Filed January 13, 2006
      File No. 333-56262

Dear Ms. Richter:

      This letter constitutes El Capitan Precious Metals, Inc.'s (the "Company") response to the comment letter from the Division of Corporate Finance of the dated March 1, 2006 with respect to the filings with the Secretaries and Exchange Commission listed above. Included below are the SEC's comments and the Company's corresponding responses, together with the Company's proposed resolution, if applicable. All references to page numbers in this letter are references to pages of these marked copies. Enclosed herewith are six copies of the Company's Registration Statement on Form S-3/A (Amendment No. 1), three of which copies (by Federal Express only) have been marked to indicate the revisions from the Comapny's original S-3 filing on January 30, 2006.

      In addition, we are sending by Federal express three marked copies of proposed draft amendments to the following Exchange Act reports (marked against the original filing of each document):

(1) Amendment No. 1 to Annual Report on Form 10-KSB/A for the year ended September 30, 2005; and

(2) Amendment No. 1 to Quarterly Report on Form 10-QSB/A for the quarter ended December 31, 2005.

      The Company confirms that it will file the proposed draft amendments to such documents once the Commission has concurred that no further revision is required.

General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document(s).

RESPONSE: The Company proposes to make the necessary and appropriate changes to the Form 10-KSB and 10-QSB, respectively, based on the changes to the Registration Statement on Form S-3/A that are ultimately approved. The proposed forms of the 10-KSB/A and 10-QSB/A are submitted herewith to the staff.


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April 27, 2006
Page 2

2. Disclose the name, address, and telephone of your agent for service.

RESPONSE: The name, address and telephone number for our agent of service is:
Charles C. Mottley, Chief Executive Officer, El Capitan Precious Metals, Inc., 14301 North 87th Street, Suite 216, Scottsdale, Arizona 85260, Telephone (480) 607-7093. This information was presented on the Registration Statement on Form S-3, but we have amended the cover page to present the information more clearly.

3. Please confirm that your public float is in excess of $75,000,000. We note that as of March 1, 2006, your market capitalization was $112,000,000.

RESPONSE: As of March 1, 2006, we had a public float of approximately $106,500,000, based on a fair market value of our common stock of $1.69 per share and 9,866,785 shares of common stock held by non-affiliates of the Company. As of April 19, 2006, our public float was approximately $239,520,000.

      Notwithstanding our public float in excess of $75,000,000, the Company asserts that it is not an accelerated filer as defined under Rule 12b-2 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as the Company remains eligible to file its annual and quarterly reports as a small-business issuer.

4. Please amend your documents (Form S-3, Form 10-KSB for fiscal year ended September 30, 2005 and Form 10-QSB for fiscal quarter ended December 31, 2005) to remove all references to the terms "mining" or "mining operations," or any term that can imply mineral production, such as "operations." In particular, substitute the term "mineral exploration" for "mining operations."

      In your financial statements, remove the term "mining" in the parenthetical caption that follows your company's name, and only refer to your company as "an exploration stage company." Substitute the term "mining" or "mine" with "exploration" in line items "Investment in mining properties," "mine expenses," and "purchase of mine interest."

RESPONSE: The Company has made the requested changes to the respective documents in its proposed amendments to such documents.

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April 27, 2006
Page 3

Risk Factors, page 3

5. Many of your subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note "Trading of our common stock is limited," "We currently do not have enough cash to fund operations during the next fiscal year" and "Uncertainty of Mineralization Estimates." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor will have an adverse effect on your business, indicate what that adverse effect might be. We may have further comment.

RESPONSE: In response to your comment, the Company has amended the Risk Factors section of the Registration Statement accordingly. Additionally the Company proposes to make similar changes, as appropriate, in the amendments to the Annual Report and Quarterly Report, respectively.

6. Eliminate language that mitigates the risk you present. State the risk directly and plainly, eliminating statements such as "if we are unable," "no assurances can be given," "there can be no assurances," and "the effect of these factors cannot be accurately predicted."

RESPONSE: In response to your comment, the Company has amended the Risk Factors section of the Registration Statement accordingly. Additionally the Company proposes to make similar changes, as appropriate, in the amendments to the Annual Report and Quarterly Report, respectively.

We currently do not have enough cash to fund operations during the next fiscal year, page 4.

7. Please revise this risk factor to disclose the amount of cash that you currently have and the period over which you will be able to fund your operations with such amount. Please eliminate language which serves to mitigate the risk, such as references to recent or future private placements.

RESPONSE: In response to your comment, the Company has amended the Risk Factors section of the Registration Statement accordingly. Additionally the Company proposes to make similar changes, as appropriate, in the amendments to the Annual Report and Quarterly Report, respectively.

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April 27, 2006
Page 4

Receivable from Gold and Minerals, Inc. dependent upon market price of our common stock, page 5.

8. We note that in October 2004, the Company loaned $120,000 to Gold and Minerals, its majority shareholder. Please disclose the total amount outstanding to date. Please also disclose whether the terms of the loan are the same as would have been provided to an unaffiliated third party.

RESPONSE: The Gold and Minerals loan accrues interest at a rate of 12% per annum. The loan was issued in October 2004, at which time the prime rate was 4.75%. Additionally, the loan was collateralized by shares of the Company's common stock that were held by Gold and Minerals. As such, the Company believes the terms of the loan are on par with or more stringent than the Company would have provided to an unaffiliated third party.

As this receivable has been satisfied, the Company has deleted this risk factor, subject to the Commission's additional comment. The Company proposes to delete this risk factor in its Annual Report and Quarterly Report as well to avoid potential confusion.

9. As a general matter, please clarify the terms of the additional arrangements that the Company entered into with Gold and Minerals subsequent to the date of this loan. Describe the purpose and effect of the subsequent transactions to which you refer. Finally, disclose the identities of the controls persons with respect to Gold and Minerals. We may have further comment.

RESPONSE: Prior to the loan to Gold and Minerals, the Company entered into an arrangement with Gold and Minerals to share the costs of exploration and preparation for sale of the El Capitan property, on a pro rata basis in accordance with each party's respective ownership percentage of El Capitan, Ltd., the entity holding the rights to the El Capitan property. Gold and Minerals holds 60% of the ownership interest in El Capitan, Ltd., while the Company holds the remaining 40% interest.

Since October 2004, the Company has paid exploration expenses incurred by El Capitan, Ltd., and has identified on its financial statements a receivable from Gold and Minerals for its 60% share of such expenses during each of the periods in which the receivable was created and remained outstanding. During the quarter ended September 30, 2005, Gold and Minerals paid the Company $150,000 toward this receivable. During the quarter ended December 31, 2005, El Capitan, Ltd. completed the purchase of four patented mining claims, constituting approximately 77.5 acres located on the El Capitan property. In consideration of this purchase, El Capitan, Ltd. transferred to the seller 2,100,000 shares of the Company's common stock owned by Gold and Minerals, which, pursuant to an agreement between the seller and Gold and Minerals, were valued at $0.82 per share, the per share value of the common stock on November 11, 2005. Pursuant to the arrangement referenced above, the Company was obligated to pay Gold and Minerals approximately $688,800, which constitutes 40% of the acquisition price for the claims. The Company offset the remaining expense receivable and note receivable, and interest accrued thereon, from Gold and Minerals in the aggregate amount of $612,416, and as a result owed Gold and Minerals $76,384, including interest accrued, as of December 31, 2005.

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April 27, 2006
Page 5

      Larry Lozensky is the President, Chief Operating Officer and sole director of Gold and Minerals. As such, he is the "control person" of Gold and Minerals, as that term is defined under Rule 12b-2 of the Exchange Act.


We are required to obtain government approvals and permits in order to conduct mining operations, page 6.

10. Please elaborate as to the government approvals and permits you are required to obtain to conduct your operations.

RESPONSE: Each of the Company's property interests are located on United States Bureau of Land Management (the "BLM") property. The Company has indicated that to assert a claim to these interests, the Company is required to make certain filings with the county in which the property is located, and to make annual filings and pay an annual holding fee of $125 per claim to the BLM.

      To perform initial exploration on these properties, the Company is required to obtain a Minimal Impact Existing Mining Operation Permit and to pay a bond to cover estimated reclamation costs associated with the exploration once exploration is completed. In the event the Company intends to increase the amount of exploration at a site, it will be required to file a Notice of Amendment with the BLM and pay an additional reclamation bond to cover anticipated cleanup of the site once exploration is completed.

      El Capitan, Ltd. (of which the Company holds a 40% interest) has obtained a Minimal Impact Existing Mining Operation Permit and paid the reclamation bond with respect to the El Capitan property. The Company has made the necessary annual filings and payments relating to its other properties as well. Additionally, the Company has applied for permits from the BLM to enable it to take samples from the COD property for analysis, but has not received approval as of this time.

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April 27, 2006
Page 6

      The Company proposes to amend its Annual Report to incorporate a disclosure as to these matters. Please see Item 1(b) of the proposed amended Annual Report under the caption "Government Regulation" on page 5 of proposed Form 10-KSB/A. Additionally, the Company proposes to amend each of the property descriptions for the El Capitan and COD properties in Item 2 as set forth on pages 6 to 8 of the proposed Form 10-KSB/A, which has been submitted to the Staff herewith.


11. Your risk factor section should address those risks that specifically apply to you. In this regard, please identify your primary competitors and discuss why you are at a competitive disadvantage in relation to such competitors.

RESPONSE: Due to the nature of the mining industry, the Company does not believe it can identify specific competitors. Rather, it competes with all other mining companies, large and small, in obtaining properties believed to hold precious minerals. Notwithstanding the foregoing, the Company believes itself to be at a disadvantage with most of the known mining entities due to its relative lack of financial and other resources. Currently, the Company does not anticipate developing any of its properties due to the resource requirements necessary to do so. Rather, it intends to explore its properties with the plan of selling any properties on which exploration proves successful.

      In response to your comment, the Company has amended its risk factor relating to competition. Additionally the Company proposes to make similar changes, as appropriate, in the amendments to the Annual Report and Quarterly Report, respectively.

Title to come of our properties may be defective, page 7.


12. Likewise, revise this risk factor to address those risks that specifically apply to you. For instance, disclose whether any of your titles to your properties have been found to be defective. State whether, to date, you have faced any challenges to your titles.

RESPONSE: To date, the Company has not incurred any instances of defective title, or faced material challenges, to the title of its properties. Title insurance is generally not available for such properties. To date, the Company has not obtained any title opinions on its properties, and will likely not do so until it attempts to sell a property. The maintenance of rights over property claims often requires filings and payments of various fees on an annual or other basis. As defective title might not be evident until such time that the Company attempts to sell a property, the Company believes it is appropriate to include the referenced risk factor despite its general nature. Please advise if the Commission disagrees.



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April 27, 2006
Page 7

Note Regarding Forward-Looking Statements, page 7.

13. Please eliminate references to the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995. Because you are subject to the "penny stock" rules of the Securities Exchange Act of 1934, you cannot rely on this safe harbor.

RESPONSE: The Company has removed the references to the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995.


Use of Proceeds, page 8.

14. Please specify how you intend to use the proceeds, if any, resulting from the exercise of the warrants.

RESPONSE: The Company has identified in its Registration Statement on Form S-3 its intent to use the proceeds received by the Company upon exercise of the warrants toward continued exploration of its property interests, to seek other suitable properties for exploration and general working capital for general and administrative functions. The Company does not believe any additional disclosure is required. Please advise the Company if the Commission requests that the Company to address this issue in a different manner.

Selling Stockholders, page 8

15. Please describe the material terms of the transactions in which each of the selling security holders received the securities being registered for resale. We believe the material terms of the transactions in which each of the selling shareholders received their shares is information required to be included under
Item 507 of Regulation S-B.

RESPONSE: The Company has amended the selling stockholder table in the Registration Statement to incorporate additional footnotes (footnotes (a) - (e)) reflecting the material terms of the respective transactions in which such selling stockholders obtained the securities being registered for resale.

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April 27, 2006
Page 8

16. Please revise the table to disclose the number of shares being offered for resale by each selling shareholder on an aggregate basis.

RESPONSE: The Company has amended the selling stockholder table in the Registration Statement to incorporate an additional column disclosing the aggregate number of shares being offered for resale by each selling stockholder.


17. It appears that you have not disclosed all of the natural persons with the power to vote or dispose of the securities being registered for resale. Please identify all such persons. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretations manual.

RESPONSE: The Company acknowledges that it inadvertently failed to identify the requested information for a few of the selling stockholders. Accordingly, the Company has amended the selling stockholder table in the Registration Statement to identify the natural persons holding voting and dispositive power over the shares being registered for resale. With respect to the reference to Interpretation 4S of the March 1999 supplement to the Telephone Interpretations Manual, the Company does not believe this Interpretation is relevant to these circumstances as the registration statement does not cover an "equity line" feature. Please advise if the Commission would like us to clarify the Company's response.

18. Identify as an underwriter any selling stockholder who is a broker-dealer, unless you can confirm that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. Also, identify as an underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

RESPONSE: To the Company's knowledge, only a small number of the selling stockholders are registered broker-dealers or affiliated with registered broker-dealers: (i) Houlihan Lokey Howard & Zukin Capital, Inc. is a registered broker-dealer; (ii) Richard Perkins, who serves as trustee of the Perkins Capital Management, Inc. Profit Sharing Plan and the trust dated 6/14/78 for his benefit, President of the Perkins Foundation, President of the managing partner of Pyramid Partners, L.P., and has power of attorney for the Ellis Family Limited Partnership, is a registered representative of an NASD member firm, Perkins Capital Management, Inc.; and (iii) Daniel S. Perkins, who holds dispositive power over shares held by an IRA account in his own name and shares held jointly with his spouse, is a registered representative of an NASD member firm, Perkins Capital Management, Inc.

April 27, 2006
Page 9

      The Company has confirmed that Houlihan Lokey Howard & Zukin Capital, Inc. received its securities as compensation for consulting services provided to the Company with respect to investment banking services. The entities of which Richard W. Perkins and Daniel S. Perkins hold dispositive power have represented to the Company that they have obtained the securities in the ordinary course of business and did not have any agreements, understandings (directly or indirectly) with any other party to distribute the securities. Accordingly, the Company does not believe any changes to the language in the Registration Statement is required. Please advise the Company if the Commission disagrees.

Plan of Distribution, page 12

19. We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

RESPONSE: The Company has amended the "Plan of Distribution" section of the Registration Statement on Form S-3/A to indicate that any short sale by the selling stockholders prior to the effectiveness of the Registration Statement might be in violation of Section 5 of the Securities Act.

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April 27, 2006
Page 10

Description of Capital Stock, page 15

20. Disclose whether you have a staggered board.

RESPONSE: The Company does not have a staggered board. The Company proposes to amend the "Description of Capital Stock" section of the Registration Statement on Form S-3/A to reflect this fact.

21. Disclose the number of outstanding flip-in rights.

RESPONSE: The Company currently has no "flip-in rights" outstanding. These rights will arise in the event that a person becomes an "Acquiring Person" under the Company's Rights Agreement entered into on December 28, 2005 with OTR, Inc., the Company's transfer agent. With the exception of shares held by an "Acquiring Person," holders of outstanding shares of common stock issued prior to the date upon which certain attempted change in control events relating to the Company occur are entitled to receive a dividend of a Right that will be separate and distinct from their common shares.

      As there are not currently any "flip-in rights" outstanding, the Company does not believe any changes to its disclosures are required. Please advise if the Commission disagrees.

Where Can You Find More Information, page 17

22. Please note that the SEC's public reference room is located at 100 F Street, N.E., Washington, D.C. 20549. Revise accordingly.

RESPONSE: The Company has amended the "Where You Can Find More Information" section of the Registration Statement on Form S-3 to reflect the proper address for the SEC's public reference room.


23. Please specifically incorporate by reference your Form 10-Q for the quarter ended December 31, 2005.

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April 27, 2006
Page 11

RESPONSE: The Company has amended the "Where You Can Find More Information" section of the Registration Statement on Form S-3 to reference its Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005.

Undertakings, page II-3

24. Revise to provide all the undertaking required by Item 512 of Regulation
S-B.

RESPONSE: The Company has amended the Undertakings section of the Registration Statement in response to your request.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

Description of Business, page 1

25. We note your disclosures on pages 2 and 3 that you recorded no value on your books for the non-monetary acquisitions of COD mine and Weaver mine, in which you exchanged your common stock for these properties. Please tell us the authoritative accounting literature that you relied upon which gave no accounting recognition in your financial statements to these transactions.

RESPONSE: [With respect to the acquisitions of the COD and Weaver properties, the Company issued shares of its common stock to its then-majority shareholder, Gold and Minerals, in consideration of these properties. As these property interests are and were non-monetary, the Company accounted for these transactions as non-monetary exchange transactions. The Company relied on SAB No. 18 (Topic 5G) in determining this accounting treatment.

26. We note your disclosure on page 2 that you recorded no value on your books for the investment in U.S. Canadian Minerals, Inc. (USCA), in which you transferred 80% of your interest in the COD mine in exchange for 720,000 shares of USCA.PK common stock. Please tell us the authoritative accounting literature that you relied upon which gave no accounting recognition in your financial statements to fill this transaction.

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April 27, 2006
Page 12

RESPONSE: The Company did not record any value to the transaction whereby it sold an 80% interest in the COD property to U.S. Canadian Minerals, Inc. ("USCM"). The Company had no accounting basis in the COD property, and the USCM shares the Company received in exchange were restricted shares. Subsequent to the transaction, USCM was reviewed by the Securities and Exchange Commission and was traded on the Pink Sheets. Currently, USCM has not completed its audits and certain of its required annual and interim filings with the SEC. Accordingly, the Company continues to ascribe no value to the transaction with USCM as it concludes there is little, if any, value to the USCM stock received pursuant to the transaction. If and when the USCM stock becomes eligible for classification as a marketable security under SFAS No. 115, Accouting for Certain Investments in Debt Equity Securities, the Company intends to classify it accordingly on our financial statements.

Controls and Procedures, page 20

27. We note your disclosure that "the company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that it files with the Securities and Exchange Commission." Confirm, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

RESPONSE: The Company proposes to amend Item 8A of its Annual Report on Form 10-KSB/A to provide the necessary disclosure.


28. Ensure that your officers' conclusions regarding the effectiveness of your disclosure control and procedures cover the appropriate period. See Item 307 of Regulation S-B.

RESPONSE: The Company proposes to amend Item 8A of its Annual Report on Form 10-KSB to provide the necessary disclosure.


Engineering Comments

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April 27, 2006
Page 13

Form 10-KSB, dated September 30, 2005

29. Through this Form 10-KSB, you give the impression that you are either currently involved in preparing for mineral production or are currently in mineral production at one or another of your mineral properties. As it does not appear that you have "reserves," as defined by the Guide 7(a)(1), you must be in the "exploration stage," also defined by Guide 7(a)(4)(i). As such, SEC's Industry Guide 7 specifically requires that you describe your business activities, as "exploration stage" activities until such time as you have "reserves" as defined in the Guide. Please revise your disclosure to ensure that investors understand that you are conducting exploration stage activities.

      o Remove the terms "develop," "development" or "production" throughout the document, and replace them, as needed, with the terms "explore" or "exploration."

      o Remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as "operations." In particular, substitute the term "mineral exploration" for "mining operations."

      o Rather than call each of your mineral properties a "mine," substitute the term "prospect" or "property."

      o Under SEC Industry Guide 7, the terms "ores" or "orebody" are treated the same as the term "reserve." Remove these terms from the document unless you have "reserves."

RESPONSE: The Company proposes to amend its Annual Report on Form 10-KSB in a manner responsive to your request. Please see Appendix F generally.

30. Insert a small-scale map showing the location and access to your material properties. Note that SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please fall Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

April 27, 2006
Page 14

RESPONSE: The Company has prepared and proposes to include a small-scale map of the El Capitan property, which it believes to be its only material property at this time, to show the location and access to such property, into its Annual Report on Form 10-KSB/A. The Company will contact Filer Support to obtain assistance in this regard. At the Commission's request, the Company will provide a facsimile copy of the map to the staff.


Description of Business, page 1

31. Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

RESPONSE: The Company proposes to amend the "Description of Business" section of its Annual Report on Form 10-KSB in response to your comment.

32. For each of your "material" properties, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

      o     The location and means of access to the property,

      o Any conditions that you must meet in order to obtain or retain title to the property.

      o A brief description of the rock formation and mineralization of existing or potential economic significance on the property.

      o     A description of the present condition of the property.

      o     A description of any work completed on the property,

      o     A description of equipment and other infrastructure facilities,

      o     The current state of exploration of the property.

      o The total cost of your property incurred to date and planned future costs.

      o     The course of power that can be utilized at the property.


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April 27, 2006
Page 15

      o If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

      o Provide as supplemental materials, all material engineering or geologic reports concerning the property, including government reports, which are available to you.

      Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at

      http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

RESPONSE: The Company proposes to amend the "Description of Property" section of its Annual Report on Form 10-KSB in response to your comment. The Company believes the El Capitan property to be its only material property at this time, and has therefore proposes to amend the description of this property to incorporate the necessary information in its Annual Report. To the extent available, the Company has provided some additional information relating to the COD property as well, but does not believe this property to be material at this time.

33. You note that Mr. Lozensky continues to manage and operate the COD property. Explain in a supplemental response what Mr. Lozensky is doing at that property. Clarify in your disclosure whether the COD property has any reserves in the tailings or settling pond.

RESPONSE: Mr. Lozensky manages the COD property. At this time, however, activity at the property has been halted as U.S. Canadian Minerals, Inc., the Company's joint venture partner for the COD property, focuses on other issues relating to its business. Accordingly, Mr. Lozensky currently facilitates the necessary annual filings and payments with the BLM to maintain the joint venture's interest in the property and acts as a liaison between the joint venture parties.

      With respect to the tailings or settling pond, neither the Company nor the joint venture has performed any material exploration to determine whether reserves exist. The Company proposes to amend the "Description of Property" section of its Annual Report on Form 10-KSB/A to reflect this.


Business of Issuer, page 4

April 27, 2006
Page 16

34. As you do not have any iron reserves, please clarify the reason for the discussion of rail transportation availability, or remove the section.

RESPONSE: Pursuant to your comment, the Company proposes to remove the discussion of rail transportation availability from its filings.

Description of Property, page 7

35. Concerning your "material" mineral properties, disclose:

      o The nature of your ownership or interest in the property, in particular address the ownership of the patented mineral claims at your El Capitan property.

      o     Any other underlying agreements or interests in the property.

      o     Indicate whether the mining claims are State or Federal claims.

      o     Disclose the conditions you must meet to keep these claims.

      o     Disclose the area of your claims, either in hectares or acres.

Revise to fully discuss the material terms of your concessions. Refer to paragraph (b)(2) of Industry Guide 7.

RESPONSE: The Company proposes to amend the "Description of Property" section of its Annual Report on Form 10-KSB to reflect the necessary information relating to the El Capitan property.

36. Explain to us as supplemental information the source or sources of the equipment disclosed as located at the El Capitan and COD mineral properties.

RESPONSE: The equipment located at the El Capitan property is owned by El Capitan, Ltd., and consists of equipment purchased by Gold and Minerals from various vendors during the period of approximately 1997-2000, prior to the Company's acquisition of an interest in El Capitan, Ltd.

      The equipment located at the COD property was acquired along with the COD property from Gold and Minerals. This equipment was acquired by Gold and Minerals when it acquired the property.

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April 27, 2006
Page 17

37. You disclose Dr. Clyde Smith name in reference to him providing certain technical services to you, and as such is considered an expert under SEC rules. Supplementally provide a written consent from Dr. Smith and any other experts whose name you cite and whose work you incorporate into your document. These consents should concur with the information you disclose and agree to being named as an export.

RESPONSE: The Company proposes to obtain an executed consent from Dr. Smith in the form attached as Exhibit 23.4 of the proposed amendment to the Annual Report, a copy of which has been submitted to the Staff herewith.

38. Remove any other specific references to government studies for which you can not obtain formal consents.

RESPONSE: Pursuant to your request, the Company proposes to remove references to governmental studies for which it does not have formal consents.

39. Please clarify if the permits you have obtained for the El Capitan property are exploration permits.

RESPONSE: El Capitan, Ltd. (of which the Company holds a 40% interest) has made the necessary annual filings and payments to the BLM to retain its interest in the claims. Additionally, it has obtained a Minimal Impact Existing Mining Operation Permit and paid a reclamation bond with respect to the El Capitan property enabling it to perform the exploration work that is currently being completed. In the event El Capitan, Ltd. intends to increase the amount of exploration at a site, it will be required to file a Notice of Amendment with the BLM and pay an additional reclamation bond to cover anticipated cleanup of the site once exploration is completed.

40. Please note that mineral "reserves" for a mineral property generally cannot be designated unless:

      o Competent professional engineers conduct a final detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined at a commercial rate and a profit made.

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April 27, 2006
Page 18

      o The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

      As a consequence, metallurgical testing cannot demonstrate commercial viability of a mineral deposit. Please revise your disclosure accordingly.

RESPONSE: The Company has removed any reference to mineral reserves in its filings in response to your comment.

COD Mine, page 9

41. Provide as supplemental information your operating plan for the COD property, as you disclosure that you plan to operate the property and recover gold and silver from the tailings, or clarify your disclosure as needed to accurately reflect your situation.

RESPONSE: Currently, the operating plan for the COD property is on hold while U.S. Canadian Minerals, Inc., the Company's joint venture partner for this property, focuses on other matters relating to its business. The Company has made the necessary annual filings and paid the necessary fees to retain rights to this property, and has additionally applied for initial exploration permits from the BLM.

      The Company proposes to amend its Annual Report to reflect this information.

Risk Factors, page 11

42. Add a risk factor that addresses that fact that the probability of an individual mineral prospect ever having "reserves" (that is being commercially viable) is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably not be recovered.

RESPONSE: The Company has incorporated a similar risk factor in its Registration Statement. However, the Company believes the use of the phrases "extremely remote" and "in all probability [our] properties do not contain any reserves" would be contrary to statements made by Company to the public, and possibly misleading, and therefore has altered the risk factor somewhat.

Website

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April 27, 2006
Page 19

43. We note that there are substantial differences in the information you have on your website about your mineral properties and what you have disclosed in your Form 10K-SB. Please ensure that all material information about your mineral properties is disclosed in your Form 10-KSB.

RESPONSE: The Company is in the process of correcting the information located both on its website and in its Annual Report on Form 10-KSB to ensure that each correctly identified material information about our mineral properties in a consistent manner. The Company is in the process of editing the website in its entirety, and expects to complete this process through the assistance of an outside technical consultant by the end of the first week of May 2006.

44. We note that your website refers to or uses the terms "proven," "reserves," and "indicated," and "inferred" "resources." Only those measures of reserves set forth in Industry Guide 7 are permitted in filings with the SEC. If you continue to make references on your web site to reserve measures other than those recognized by or allowed in your instance by the SEC, please accompany such disclosure with the following cautionary language:

      Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "proven," "reserves," and "indicated," and "inferred" "resources" that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 333-56262. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

RESPONSE: The Company is in process of incorporating the referenced Cautionary Note on its website, and is in the process of updating its website as referenced in the Company's response to Comment No. 43 above.

                                     * * * *

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April 27, 2006
Page 20


      Please note that since they have not been filed with the Commission, the Company has not listed the proposed draft amended Exchange Act reports enclosed herewith in the documents incorporated by reference into the prospectus. The Company intends to revise the list of such documents when the Staff has approved of the form of draft amended reports.

      Please do not hesitate to contact me at (612) 672-8311 or William Mower at
(612) 672-8358, with any questions concerning the responses included in this letter.

                                            /s/ Ranga S. Nutakki


                                            Ranga S. Nutakki

RSN:ck

Enclosures (omitted via Edgar Transmission)